UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901, Building C, Phase 2

Wuxi International Life Science Innovation Campus
196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

+86 400 012 7562

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Information Contained in this Form 6-K Report

Entry Into Strategic Partnership with Star Plus Action (HK) Limited

On June 12, 2026, Park Ha Biological Technology Co., Ltd. (the “Registrant”) announced that it had entered into a comprehensive strategic partnership with Star Plus Action (HK) Limited, a wholly-owned subsidiary of Star Plus Legend Holdings Limited (6683.HK), a company listed on The Stock Exchange of Hong Kong Limited.

The partnership is intended to integrate resources in the healthcare industry, skincare product development, celebrity IP management, and artificial intelligence technology to jointly advance the beauty and wellness sector. The collaboration spans multiple areas, including product development, IP empowerment, AI agents, office scenarios, user operations, digital innovation, and global expansion. The parties have launched their first collaborative smart product, the “AI Nutritionist,” and plan to accelerate the development and deployment of a full-chain intelligent service system, including AI-powered store managers and AI-driven professional skincare specialists.

The foregoing description is qualified in its entirety by the press release attached as Exhibit 99.1 to this Form 6-K.

Issuance of Press Release

On June 12, 2026, the Registrant issued a press release announcing the strategic partnership described above. A copy of the press release is attached hereto as Exhibit 99.1.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not historical facts. Words such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Registrant believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Registrant’s control, the Registrant cannot assure you that it will achieve or accomplish these expectations. Actual results may differ materially from those anticipated. The Registrant undertakes no obligation to update or revise any forward-looking statements, except as required by law.

EXHIBIT INDEX

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated June 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: June 12, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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